Exhibit 21

List of Subsidiaries
Name of Subsidiary	Jurisdiction of Incorporation or Organization
Allegiant Air, LLC	Nevada, USA
Allegiant Vacations, LLC	Nevada, USA
AFH, Inc.	Nevada, USA
SFB Fueling, LLC (50% sub of AFH, Inc.)	Delaware, USA
G4 Properties, LLC	Nevada, USA
Sunrise Asset Management, LLC	Nevada, USA
Allegiant Commercial Properties Inc.	Nevada, USA
Sunseeker Resorts, Inc.	Nevada, USA
Sunseeker Florida, Inc.	Florida, USA
Point Charlotte, LLC	Florida, USA
Point Charlotte Development, LLC	Florida, USA
G4 Works, LLC	Nevada, USA
Dustland, LLC	Nevada, USA
Sunseeker Florida North, Inc.	Florida, USA
SFI Equity Holdco, Inc.	Florida, USA

Note: In accordance with SEC rules, certain subsidiaries have been omitted which subsidiaries, in the aggregate, would not constitute a significant subsidiary as of the end of the year covered by this report.